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                              March 4, 2022

       Ricardo Haynes
       Chief Executive Officer
       Bear Village, Inc.
       4002 Hwy 78, Suite 530 #296
       Snellville, GA 30039

                                                        Re: Bear Village, Inc.
                                                            Amendment No. 14 to
Offering Statement on Form 1-A
                                                            Filed February 17,
2022
                                                            File No. 024-11359

       Dear Mr. Haynes:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2022 letter.

       Amendment No. 14 to Offering Statement on Form 1-A Filed February 17,
2022

       Dilution, page 12

   1. Please update the dilution table disclosure which is still presented as of September 30,
                                                        2020.
       The Company's Business, page 21

   2.                                                   We note your response
to comment 2, however, we still do not see the Wyndham
                                                        agreement. Please file
the agreement or advise.
 Ricardo Haynes
FirstName  LastNameRicardo Haynes
Bear Village, Inc.
Comapany
March      NameBear Village, Inc.
       4, 2022
March2 4, 2022 Page 2
Page
FirstName LastName
       You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-3536 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Donald Keer